CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2018 AND 2017
(unaudited)

SSR Mining Inc.	Interim Financial Statements Q3 2018 | 2

Condensed Consolidated Interim Statements of Financial Position
SSR Mining Inc.
(expressed in thousands of United States dollars)

	Note	September 30	December 31
		2018	2017
		$	$
Current assets
Cash and cash equivalents		474,511	459,864
Trade and other receivables		32,497	38,052
Marketable securities		6,714	114,001
Inventory	3	214,674	182,581
Other		3,163	5,099
		731,559	799,597
Non-current assets
Property, plant and equipment		693,047	658,629
Goodwill		49,786	49,786
Deferred income tax assets		3,303	—
Other		26,022	29,442
Total assets		1,503,717	1,537,454

Current liabilities
Trade and other payables	4	77,160	60,153
Provisions	5	4,951	11,313
		82,111	71,466
Non-current liabilities
Deferred income tax liabilities		108,947	114,576
Provisions	5	72,509	94,304
Debt		243,858	233,180
Total liabilities		507,425	513,526

Shareholders' equity
Share capital		1,050,776	1,047,233
Other reserves		(15,090)	24,998
Equity component of convertible notes		68,347	68,347
Deficit		(129,828)	(139,693)
Total equity attributable to SSR Mining shareholders		974,205	1,000,885
Non-controlling interest		22,087	23,043
Total equity		996,292	1,023,928
Total liabilities and equity		1,503,717	1,537,454
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

Approved by the Board of Directors and authorized for issue on November 8, 2018

"Richard D. Paterson"	"Paul Benson"
Richard D. Paterson, Director	Paul Benson, Director

SSR Mining Inc.	Interim Financial Statements Q3 2018 | 3

Condensed Consolidated Interim Statements of Income
SSR Mining Inc.
(expressed in thousands of United States dollars, except for per share amounts)

	Note	Three months ended September 30,		Nine months ended September 30,
		2018	2017	2018	2017
		$	$	$	$
Revenue	6	115,033	106,005	316,963	340,892
Cost of sales	9	(93,158)	(83,483)	(256,654)	(248,819)
Income from mine operations		21,875	22,522	60,309	92,073

General and administrative expenses		(5,985)	(7,043)	(20,833)	(18,225)
Exploration, evaluation and reclamation expenses		(5,670)	(5,086)	(12,642)	(16,810)
Impairment reversal		—	—	—	24,357
Operating income		10,220	10,393	26,834	81,395

Interest earned and other finance income		3,226	1,664	8,559	3,965
Interest expense and other finance costs		(8,157)	(9,428)	(25,425)	(25,650)
Other expenses		(830)	(583)	(5,474)	(2,882)
Foreign exchange gain		2,173	129	11,155	3,823
Income before income tax		6,632	2,175	15,649	60,651
Income tax expense		(4,404)	(354)	(13,136)	(6,035)
Net income		2,228	1,821	2,513	54,616
Attributable to:
Equity holders of SSR Mining		6,374	1,067	9,865	53,433
Non-controlling interests		(4,146)	754	(7,352)	1,183

Net income per share attributable to equity holders of SSR Mining
Basic	7	$0.05	$0.01	$0.08	$0.45
Diluted	7	$0.05	$0.01	$0.08	$0.44
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

SSR Mining Inc.	Interim Financial Statements Q3 2018 | 4

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
SSR Mining Inc.
(expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Net income	2,228	1,821	2,513	54,616
Other comprehensive (loss) income
Items that will not be reclassified to net income:
Gain (loss) on marketable securities at FVTOCI, net of tax of $446, $1,346, $6,378 and ($1,638)	(1,916)	(9,483)	(39,759)	10,498
Items that may be subsequently reclassified to net income:
Unrealized gain (loss) on effective portion of derivative, net of tax of ($209), ($140), $181 and ($256)	(187)	240	(593)	363
Total other comprehensive (loss) income	(2,103)	(9,243)	(40,352)	10,861
Total comprehensive income (loss)	125	(7,422)	(37,839)	65,477
Attributable to:
Equity holders of SSR Mining	4,271	(8,176)	(30,487)	64,294
Non-controlling interests	(4,146)	754	(7,352)	1,183
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

SSR Mining Inc.	Interim Financial Statements Q3 2018 | 5

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity
SSR Mining Inc.
(expressed in thousands of United States dollars except for number of shares)

	Note	Common Shares		Other reserves	Equity component of convertible notes	Deficit	Total equity attributable to equity holders of SSR Mining	Non-controlling interest	Total equity
		Shares	Amount
		000's	$	$	$	$	$	$	$
Balance, January 1, 2017		119,401	1,043,555	(1,014)	68,347	(209,009)	901,879	—	901,879
Exercise of stock options		299	2,553	(1,004)	—	—	1,549	—	1,549
Equity-settled share-based compensation	8	—	—	1,654	—	—	1,654	—	1,654
Recognition of non-controlling interest		—	—	(1,341)	—	—	(1,341)	18,572	17,231
Funding from non-controlling interest		—	—	—	—	—	—	1,166	1,166
Total comprehensive income for the period		—	—	10,861	—	53,433	64,294	1,183	65,477
Balance, September 30, 2017		119,700	1,046,108	9,156	68,347	(155,576)	968,035	20,921	988,956

Balance, January 1, 2018		119,841	1,047,233	24,998	68,347	(139,693)	1,000,885	23,043	1,023,928
Exercise of stock options		391	3,543	(1,326)	—	—	2,217	—	2,217
Equity-settled share-based compensation	8	—	—	1,590	—	—	1,590	—	1,590
Funding from non-controlling interest		—	—	—	—	—	—	6,396	6,396
Total comprehensive income (loss) for the period		—	—	(40,352)	—	9,865	(30,487)	(7,352)	(37,839)
Balance, September 30, 2018		120,232	1,050,776	(15,090)	68,347	(129,828)	974,205	22,087	996,292
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

SSR Mining Inc.	Interim Financial Statements Q3 2018 | 6

Condensed Consolidated Interim Statements of Cash Flows
SSR Mining Inc.
(expressed in thousands of United States dollars)

	Note	Three months ended September 30,		Nine months ended September 30,
		2018	2017	2018	2017
		$	$	$	$
Cash flows from operating activities
Net income for the period		2,228	1,821	2,513	54,616
Adjustments for:
Depreciation, depletion and amortization		29,126	24,206	77,829	72,911
Net finance expense		4,536	7,120	15,649	19,903
Impairment reversal		—	—	—	(24,357)
Income tax expense		4,404	354	13,136	6,035
Non-cash foreign exchange (gain) loss		(2,874)	459	(14,804)	996
Net changes in non-cash working capital items	11	7,621	5,979	(8,649)	(8,923)
Other items impacting operating activities	11	1,299	1,157	6,702	4,932
Cash generated by operating activities before interest and taxes		46,340	41,096	92,376	126,113
Moratorium paid		(1,162)	(1,909)	(4,563)	(7,323)
Interest paid		(4,889)	(6,294)	(12,317)	(12,895)
Income taxes paid		(4,915)	(2,601)	(11,983)	(6,345)
Cash generated by operating activities		35,374	30,292	63,513	99,550
Cash flows from and used in investing activities
Purchase of plant and equipment		(36,995)	(8,864)	(57,150)	(24,871)
Capitalized stripping costs		(2,529)	(6,056)	(6,281)	(17,152)
Underground mine development costs		(1,812)	(1,314)	(6,164)	(5,994)
Chinchillas project costs		(13,566)	—	(41,386)	—
Capitalized exploration costs		(3,681)	(1,211)	(10,902)	(4,129)
Chinchillas option exercise payment, net of cash acquired		—	—	—	(12,972)
Net proceeds from sale of marketable securities		—	54,397	63,445	54,397
Interest received		2,581	1,081	6,618	2,551
Other		(19)	537	(1,083)	2,309
Cash (used in) generated by investing activities		(56,021)	38,570	(52,903)	(5,861)
Cash flows from financing activities
Proceeds from exercise of stock options		11	608	2,217	1,493
Funding from non-controlling interests		2,438	1,166	6,396	1,166
Cash generated by financing activities		2,449	1,774	8,613	2,659
Effect of foreign exchange rate changes on cash and cash equivalents		(933)	(141)	(4,576)	550
(Decrease) increase in cash and cash equivalents		(19,131)	70,495	14,647	96,898
Cash and cash equivalents, beginning of period		493,642	353,530	459,864	327,127
Cash and cash equivalents, end of period		474,511	424,025	474,511	424,025
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

SSR Mining Inc.	Interim Financial Statements Q3 2018 | 7

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

SSR Mining Inc. ("we", "us", "our" or "SSR Mining") is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ Global Market in the United States. Together with our subsidiaries, we (the “Group”) are principally engaged in the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. SSR Mining Inc. is the ultimate parent of the Group.

Our address is Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., Seabee Gold Operation in Saskatchewan, Canada and our 75% owned Puna Operations in Jujuy, Argentina, and to advance, as market and project conditions permit, our other principal development projects towards development and commercial production.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below.

a)	Basis of preparation
These condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2017.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, and do not include all the information required for full annual financial statements. The comparative information has also been prepared on this basis.

These statements were authorized for issue by our Board of Directors on November 8, 2018.

b)	Change in accounting policies
We have adopted the requirements of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) as of January 1, 2018. IFRS 15 covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. We elected to apply IFRS 15 using a modified retrospective approach by recognizing the cumulative effect of initially adopting IFRS 15 as an adjustment to the opening balance sheet at January 1, 2018. Therefore, the comparative information has not been restated and continues to be reported under IAS 18 Revenue. The details of accounting policy changes and the quantitative impact of these changes are described below.

Gold doré and bullion sales

IFRS 15 requires that revenue from contracts with customers be recognized upon the transfer of control over goods or services to the customer. The recognition of revenue upon transfer of control to the customer is consistent with our revenue recognition policy as set out in Note 2(f) to our audited consolidated financial statements for the year ended December 31, 2017, as the condition is satisfied on gold doré and bullion sales when title transfers to the customer. Accordingly, upon adoption, this requirement under IFRS 15 resulted in no impact to our financial statements, as the timing of revenue recognition on our gold bullion sales is unchanged.

SSR Mining Inc.	Interim Financial Statements Q3 2018 | 8

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrate sales

We performed an assessment of our existing concentrate sales agreements and determined that there is no change in the timing of revenue recognition under IFRS 15. The point of transfer of risks and rewards and transfer of control for concentrate sales occur at the same time. IFRS 15 identifies that the shipping component associated with certain concentrate sales may be a separate performance obligation, which would require a portion of the revenue to be deferred and recognized as the obligation is fulfilled. We have determined that the deferred revenue would be insignificant and thus, have not accounted for the shipping component as a separate performance obligation.

IFRS 15 does not consider changes in the fair value of the concentrate receivable measured at fair value through profit and loss as revenue from contracts with customers. Accordingly, we have separately presented the changes as other revenue in Note 6.

c)	Significant accounting judgments and estimates
The preparation of financial statements requires the use of assumptions, judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These assumptions, judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. The significant judgments and estimates applied in the preparation of the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2018 are consistent with those applied and disclosed in Note 2(u) to our audited consolidated financial statements for the year ended December 31, 2017.

3.	INVENTORY

	September 30, 2018	December 31, 2017
	$	$
Current:
Finished goods	18,577	19,262
Stockpiled ore	4,190	6,806
Leach pad inventory	159,492	128,783
Materials and supplies	32,415	27,730
	214,674	182,581
Non-current materials and supplies	2,457	3,973
	217,131	186,554

As at September 30, 2018, we have total provisions of $4,625,000 (December 31, 2017 - $7,250,000) for supplies inventory that we no longer expect to utilize.

SSR Mining Inc.	Interim Financial Statements Q3 2018 | 9

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

4.	TRADE AND OTHER PAYABLES

	September 30, 2018	December 31, 2017
	$	$
Trade payables	26,277	16,740
Accrued liabilities	35,511	29,574
Accrued royalties	5,282	6,276
Income taxes payable	8,832	4,385
Accrued interest on convertible notes	1,258	3,178
	77,160	60,153

5.	PROVISIONS

	September 30, 2018		December 31, 2017
	Current	Non-current	Current	Non-current
	$	$	$	$
Moratorium (1)	4,608	13,725	9,085	36,952
Close down and restoration provision	337	58,784	978	57,352
Other provisions	6	—	1,250	—
	4,951	72,509	11,313	94,304

(1)
We entered into a fiscal stability agreement with the Federal Government of Argentina in 1998 for production from Puna Operations' Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) ("Customs") levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and Customs had asserted that Puna Operations was subject to this duty. We had previously challenged the legality of the export duty applied to silver concentrate from that date until the duty was removed in February 12, 2016.

On March 31, 2017, we entered into the tax moratorium system in Argentina to resolve the export duty dispute. Under the conditions of the moratorium, which converted the export duty liability to Argentine pesos ("ARS"), we agreed to pay ARS 1,057,444,000 ($68,621,000 undiscounted) with a 5% down payment initially and the balance in installments over 60 months. Outstanding ARS amounts are subject to interest at a minimum rate of 1.5% per month.

With our entry into the tax moratorium for resolution of our export duty dispute, we are no longer challenging the legality of the application of the export duty as implemented in December 2007 other than with respect to our right for reimbursement of the $6,646,000 of export duty that we paid.

6.	REVENUE

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Gold doré and bullion sales	107,118	76,882	277,259	263,224
Concentrate sales	9,237	30,425	42,326	76,747
Other revenue	(1,322)	(1,302)	(2,622)	921
	115,033	106,005	316,963	340,892

SSR Mining Inc.	Interim Financial Statements Q3 2018 | 10

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

7.	INCOME PER SHARE

The calculations of basic and diluted income per share are based on the following:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Net income	2,228	1,821	2,513	54,616
Net (loss) income attributable to non-controlling interests	(4,146)	754	(7,352)	1,183
Net income attributable to equity holders of SSR Mining	6,374	1,067	9,865	53,433

Net income used in the calculation of diluted net income per share	6,374	1,067	9,865	53,433

Weighted average number of common shares issued (thousands)	120,233	119,591	120,064	119,512
Adjustments for dilutive instruments:
Stock options (thousands)	742	952	785	1,190
Weighted average number of common shares for diluted income per share (thousands)	120,975	120,543	120,849	120,702

Basic net income per share attributable to equity holders of SSR Mining	$0.05	$0.01	$0.08	$0.45
Diluted net income per share attributable to equity holders of SSR Mining	$0.05	$0.01	$0.08	$0.44

8.	SHARE-BASED COMPENSATION

Total share-based compensation, including all equity and cash-settled arrangements, for the three and nine months ended September 30, 2018 and 2017 has been recognized in the condensed consolidated interim financial statements as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Equity-settled
Cost of inventory	36	54	125	137
General and administrative expenses	543	407	1,436	1,487
Exploration, evaluation and reclamation expenses	9	11	29	30
Cash-settled
Cost of inventory	194	351	730	(1,155)
General and administrative expenses	39	1,447	3,750	4,736
Exploration, evaluation and reclamation expenses	14	22	42	(24)
	835	2,292	6,112	5,211

SSR Mining Inc.	Interim Financial Statements Q3 2018 | 11

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	OPERATING SEGMENTS

The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

Three months ended September 30, 2018	Marigold mine	Seabee Gold Operation	Puna Operations (i)	Exploration and evaluation properties	Other reconciling items (ii)	Total
	$	$	$	$	$	$
Revenue	71,848	35,270	7,915	—	—	115,033
Cost of inventory	(42,328)	(12,993)	(9,877)	—	—	(65,198)
Depletion, depreciation and amortization	(16,266)	(11,216)	(478)	—	—	(27,960)
Income (loss) from mine operations	13,254	11,061	(2,440)	—	—	21,875
	—	—	—
Exploration, evaluation and reclamation expenses	(165)	(2,328)	(38)	(499)	(2,640)	(5,670)
Operating income (loss)	11,675	7,873	(4,190)	(501)	(4,637)	10,220
Income (loss) before income tax	7,408	8,032	(3,684)	(456)	(4,668)	6,632

As at September 30, 2018
Total assets	470,096	443,602	150,486	71,370	368,163	1,503,717
Non-current assets	234,803	328,371	98,408	68,726	20,464	750,772
Total liabilities	(77,359)	(93,174)	(65,453)	(6,519)	(264,920)	(507,425)

Three months ended September 30, 2017	Marigold mine	Seabee Gold Operation	Puna Operations (i)	Exploration and evaluation properties	Other reconciling items (ii)	Total
	$	$	$	$	$	$
Revenue	49,395	27,652	28,958	—	—	106,005
Cost of inventory	(26,507)	(13,799)	(20,445)	—	—	(60,751)
Depletion, depreciation and amortization	(11,699)	(10,210)	(1,928)	—	—	(23,837)
Restructuring costs	—	—	1,105	—	—	1,105
Income from mine operations	11,189	3,643	7,690	—	—	22,522
	—	—	—
Exploration, evaluation and reclamation expenses	(524)	(1,102)	(96)	(3,364)	—	(5,086)
Operating income (loss)	10,665	2,540	6,658	(3,570)	(5,900)	10,393
Income (loss) before income tax	10,907	2,655	3,028	(7,245)	(7,170)	2,175

As at September 30, 2017
Total assets	444,934	419,305	142,676	74,021	418,284	1,499,220
Non-current assets	227,906	353,176	46,764	95,367	849	724,062
Total liabilities	(75,913)	(89,065)	(84,639)	(10,924)	(249,723)	(510,264)

SSR Mining Inc.	Interim Financial Statements Q3 2018 | 12

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	OPERATING SEGMENTS (Continued)

Nine months ended September 30, 2018	Marigold mine	Seabee Gold Operation	Puna Operations (i)	Exploration and evaluation properties	Other reconciling items (ii)	Total
	$	$	$	$	$	$
Revenue	188,402	88,857	39,704	—	—	316,963
Cost of inventory	(105,067)	(35,189)	(40,680)	—	—	(180,936)
Depletion, depreciation and amortization	(43,177)	(30,140)	(2,401)	—	—	(75,718)
Income (loss) from mine operations	40,158	23,528	(3,377)	—	—	60,309
	—	—	—
Exploration, evaluation and reclamation expenses	(448)	(6,266)	(674)	(2,203)	(3,051)	(12,642)
Operating income (loss)	35,796	15,292	(9,020)	(2,205)	(13,029)	26,834
Income (loss) before income tax	23,125	13,623	(5,104)	(2,176)	(13,819)	15,649

Nine months ended September 30, 2017	Marigold mine	Seabee Gold Operation	Puna Operations (i)	Exploration and evaluation properties	Other reconciling items (ii)	Total
	$	$	$	$	$	$
Revenue	185,608	77,762	77,522	—	—	340,892
Cost of inventory	(93,423)	(37,218)	(50,682)	—	—	(181,323)
Depletion, depreciation and amortization	(38,296)	(27,824)	(6,249)	—	—	(72,369)
Export duty	—	—	4,303	—	—	4,303
Restructuring costs	—	—	570	—	—	570
Income from mine operations	53,889	12,720	25,464	—	—	92,073
	—	—	—
Exploration, evaluation and reclamation expenses	(1,529)	(3,922)	(3,689)	(7,398)	(272)	(16,810)
Impairment reversal	—	—	24,357	—	—	24,357
Operating income (loss)	52,313	8,798	44,613	(8,021)	(16,308)	81,395
Income (loss) before income tax	52,281	8,800	39,470	(11,607)	(28,293)	60,651

(i) Following the formation of the joint venture with Golden Arrow Resources Corporation ("Golden Arrow") on May 31, 2017, the Pirquitas property was combined with the Chinchillas project into the Puna Operations operating segment. We fully consolidate Puna Operations, which includes non-controlling interest portion of revenues, and (loss) income from mine operations for three months ended September 30, 2018 of $2,060,000 and ($463,000), respectively (September 30, 2017: $7,020,000 and $1,892,000, respectively), and the nine months ended September 30, 2018 of $9,553,000 and ($935,000), respectively (September 30, 2017: $9,466,000 and $2,544,000, respectively).

(ii) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a corporate basis.

SSR Mining Inc.	Interim Financial Statements Q3 2018 | 13

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10.	FAIR VALUE MEASUREMENTS

Assets and liabilities that are held at fair value are categorized based on a valuation hierarchy as follows:

	Fair value at September 30, 2018				Fair value at December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Recurring measurements
Trade receivables	—	2,480	—	2,480	—	14,848	—	14,848
Marketable securities	6,714	—	—	6,714	114,001	—	—	114,001
Derivative assets	—	255	—	255	—	1,287	—	1,287
Other financial assets	—	—	3,784	3,784	—	—	6,338	6,338
Accrued liabilities	—	(9,464)	—	(9,464)	—	(10,009)	—	(10,009)
	6,714	(6,729)	3,784	3,769	114,001	6,126	6,338	126,465

Non-recurring measurements
Deferred consideration	—	—	—	—	—	—	7,399	7,399
	—	—	—	—	—	—	7,399	7,399

Fair values disclosed
Convertible notes	(260,198)	—	—	(260,198)	(259,578)	—	—	(259,578)
	(260,198)	—	—	(260,198)	(259,578)	—	—	(259,578)

There were no transfers between Level 1 and Level 2 fair value measurements. During the nine months ended September 30, 2018, there were no transfers into or out of Level 3 fair value measures.

11.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the three and nine months ended September 30, 2018 and 2017 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Trade and other receivables	(172)	7,814	1,001	17,293
Inventory	(3,933)	1,948	(28,919)	(6,427)
Trade and other payables	11,795	(3,519)	20,162	(12,335)
Provisions	(69)	(264)	(893)	(7,454)
	7,621	5,979	(8,649)	(8,923)

SSR Mining Inc.	Interim Financial Statements Q3 2018 | 14

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	SUPPLEMENTAL CASH FLOW INFORMATION (Continued)

Adjustments for non-cash other operating activities during the three and nine months ended September 30, 2018 and 2017 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Share-based payments	588	472	1,590	1,654
Export duty adjustment in cost of sales	—	—	—	(4,303)
Change in estimate of close down and restoration provision	—	—	—	3,577
Write down of fixed assets	—	133	2,771	976
Other	711	552	2,341	3,028
	1,299	1,157	6,702	4,932

Non-cash investing and financing transactions conducted during the three and nine months ended September 30, 2018 and 2017 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Transfer of share-based payment reserve upon exercise of stock options	(7)	(358)	(1,326)	(1,004)
Shares received from sale of mineral properties	205	323	1,751	1,992
	198	(35)	425	988

SSR Mining Inc.	Interim Financial Statements Q3 2018 | 15